Exhibit 99.2

Elbit Imaging Ltd.

Operating and Financial Review and Prospects

In this document, all references to "Elbit," the “Company,” “our,” “we” or “us,” are to Elbit Imaging Ltd. and its consolidated subsidiaries.

All references to “$” or "U.S. dollar," are to United States dollars and all references to "NIS" are to new Israeli shekel.

This report on Form 6-K contains "forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management about the Company’s business, financial condition, results of operations, and its relationship with its employees and the condition of its properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth under Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors,” as well as those discussed elsewhere in our other filings with the securities and exchange commission. Any forward-looking statements contained in this report on Form 6-K speak only as of the date hereof, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

The following discussion should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2013, and accompanying notes thereto, which were filed with the Securities and Exchange Commission (the "SEC") on this report on Form 6-K on March 31, 2014.

Overview

We operate primarily in the following principal fields of business:

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Commercial and Entertainment Centers - Initiation, construction and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through Plaza Centers N.V.  ("PC"), of which we own approximately 62.5% of its share capital. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale;

•	Hotels - Hotel operation and management primarily in major European cities;

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Medical Industries - through our investee entities we are dealing with (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and

•	Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

During 2012, we completed a transaction to sell all of our investments in commercial centers in the United States. In addition, as discussed below in 2012 we lost majority control over our subsidiary InSightec Ltd. (“InSightec”), the entity operating the medical industry and devices business. Accordingly, both of these operations are presented in these financial statements as discontinued operations.

Our revenues from the sale of real estate and trading property are subject to the execution and consummation of sale agreements with potential purchasers. In periods when we consummate a sale of a real estate asset we record revenues in substantial amounts and as a result we may experience significant fluctuations in our annual and quarterly results. We believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful or indicative and that investors should not rely on them as a basis for future performance.

Our functional currency is NIS. Our consolidated financial statements are also presented in NIS. Since our revenues and expenses are recorded in various currencies, our results of operations are affected by several inter-related factors, including the fluctuations of the NIS compared to other currencies at the time we prepare our financial statements.

Financial data included in this discussion were derived from our consolidated financial statements and the analysis herein is based on our general accounting records and published statistical data. Such financial data have been rounded to the nearest thousand or million.

The following acquisitions and other activities affected our operational results for 2011, 2012, 2013 and 2014 (to date) and may continue to affect our operational results in the coming years.

2014

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On March 26, 2014 PC announced that it has agreed to make certain commercial amendments to its debt restructuring plan (the “Amended PC Plan”), which it intends to submit to the District Court of Amsterdam in the Netherlands (the “Dutch Court”). According to such announcement, the Amended PC Plan shall include the following material understandings:

o
The Amended PC Plan shall be contingent upon cash injection of €20 million into PC (the “Equity Contribution”), and will become effective only once the placing of such Equity Contribution has occurred.

o
PC shall issue to the holders of unsecured debt, i.e. the outstanding Israeli Series A and B Notes and the Polish Notes (“Unsecured Debt”), shares of PC equal to 13.5% of PC's share capital (following the Equity Contribution) for no consideration. Such issuance of shares will be distributed among the holders of Unsecured Debt pro rata to the relative share of each relevant creditor in the Deferred Debt (as defined below) ("Deferred Debt Ratio").

o
All principal payments due during the years 2013-2015 of any Unsecured Debt (“Deferred Debt”) shall be deferred for three years from the date of approval of the Amended PC Plan by the Dutch Court (“Approval Date”). If within two years from the Approval Date PC repays 50% or more of the Unsecured Debt, the remaining principal payments shall be deferred for an additional one year.

o
Interest payments for the Unsecured Debt that were due during the suspension of payments period will be added to the principal and will be payable together with it. Following the expiration of the suspension of payments order (“Effective Date”), interest payments will be payable on their respective due dates.

o	As of January 1, 2014, the annual interest rate of the Unsecured Debt shall be increased by 1.5%.

o	Following the Effective Date, PC shall pay to the holders of the Unsecured Debt an amount of €10.5 million on account of the interest payments that were due during 2014.

o	PC, its directors and officers and the Company shall be fully released from all claims.

o
Following the Effective Date, PC will be required to assign 75% of the net proceeds received from the sale or refinancing of any of its assets to early repayment of the Unsecured Debt, to be allocated among the holders of Unsecured Debt in accordance with the Deferred Debt Ratio.

o
PC will be permitted to engage in investments only if its cash reserves contain an amount equal to general and administrative expenses and interest payments for the Unsecured Debt for a six-month period (for this purpose also receivables with a high probability of being collected in the subsequent six-month period will be taken into account in calculating the required minimal cash reserve).

o
The Amended PC Plan shall also include, inter alia: (i) certain limitations on distribution of dividends and incurring of new indebtedness; (ii) a negative pledge on direct and indirect holdings of PC on real estate assets; (iii) financial covenants and undertakings of PC with respect to the sale and financing of certain projects and investment in new projects; and (iv) a commitment to publish quarterly financial statements as long as the Unsecured Debt is outstanding.

o
The Amended PC Plan will be subject to the approval of PC's unsecured creditors, a meeting of which is scheduled to be held on June 26, 2014, at the Dutch Court. For a discussion of PC’s debt restructuring process, see “2013” below.

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On March 18, 2014, Elbit Medical announced that Gamida Cell Ltd. received a non-binding proposal contemplating its purchase by a global pharmaceutical company (the “Purchaser”). The proposed consideration for such purchase is expected to include a payment of a significant amount upon closing, as well as certain milestone-based payments (contingent upon development, regulatory approvals or sales related to Gamida Cell’s product), with such proposed consideration expected to amount to up to several hundred million dollars. No definitive agreement has been signed to date and there is no certainty that the negotiation of such non-binding proposal will lead to the conclusion of a definitive agreement or that a transaction will be completed. The execution of a definitive agreement is subject to certain conditions precedent, including but not limited to, the approval of the authorized corporate organs of each of Gamida Cell, Elbit Medical, other shareholders of Gamida Cell and the Purchaser.

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On March 13, 2014 we announced the results of the Extraordinary General Meeting of shareholders, in which the following nominees were duly elected as members of our board of directors in place of all of the previous non-external members of the Board: Alon Bachar, Eliezer Avraham Brender, Ron Hadassi, Shlomo Kelsi, Yoav Kfir, Boaz Lifschitz and Nadav Livni. On March 21, 2014 we announced that the board of directors had appointed Mr. Ron Hadassi as Chairman of the Board.

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On September 18, 2013, our unsecured financial creditors (the holders of our publicly-traded Series 1 and Series A to Series G notes and Bank Leumi Le Israel B.M. (“Bank Leumi")) approved the proposed restructuring of our unsecured financial debt pursuant to a plan of arrangement (the “Debt Restructuring”) under Section 350 of the Israeli Companies Law, 5759-1999,  and on January 1, 2014, the Tel Aviv District Court (the “Court”) approved the Debt Restructuring. Following the Court’s approval of the Debt Restructuring (the “Court Ruling”), a holder of our Series B Notes that had previously filed with the Court a purported class action lawsuit against us on April 11, 2013 (the “Previous Action”) filed an appeal with the Israeli Supreme Court arguing that the Court erred in approving the Debt Restructuring, with specific reference to the Court's approval of the provision of the Debt Restructuring that provides exemption from personal civil liability for our officers and directors (other than Mr. Mordechai Zisser) and the denial of the Previous Action. The appeal is still outstanding, and the Debt Restructuring was consummated on February 20, 2014. For a discussion of the approval and consummation of the Debt Restructuring, please see the Forms 6-K we filed on September 18, 2013, January 2, 2014 and February 20, 2014.

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In accordance with the terms of the Debt Restructuring, our unsecured financial creditors were issued 509,713,459 ordinary shares, which represented 95% of our share capital immediately following the effectiveness of the Debt Restructuring on a fully diluted basis and before the issuance of our ordinary  shares to Bank Hapoalim B.M. (as detailed below). According to the terms of the Debt Restructuring, the outstanding balance under our unsecured financial debt was extinguished and converted into these ordinary shares and new notes issued by us to our unsecured financial creditors. The aggregate principal amount of the two series of new notes issued pursuant to the Debt Restructuring is equal to NIS 666 million (approximately ($190.3 million). The principal amount of the first series of new notes is equal to NIS 448 million (approximately $128.7 million), repayable in a single payment by May 31, 2017. The principal amount of the second series of new notes is equal to NIS 218 million (approximately $62.3 million), repayable in a single payment by November 30, 2019. Both series of the new notes bear interest at the rate of 6% per annum and are linked to the Israeli consumer price index, while interest on the first series of new notes is payable in cash on a semi-annual basis, and interest on the second series of new notes will be payable on the final maturity date. In addition, the new notes include mandatory prepayment provisions in the event we pay cash, distribute dividends or make any other distribution within four and half years following the date of issuance thereof, such that we will be obligated to prepay an amount equal to the amount distributed. In addition, floating charges will be placed on all of our assets, and first-grade fixed charges will be placed on our various holdings and rights in our subsidiaries Elbit Ultrasound (Luxembourg) B.V./S.ar.l (through which we hold a controlling stake in PC) and Elscint Holdings and Investments N.V. Furthermore, our Articles of Association were amended such that (i) a decision by the Company to engage in a field of business that is new to the Company and its subsidiaries and is material to the Company requires the unanimous approval of all of the members of the Board present and lawfully entitled to vote at the relevant meeting and (ii) in certain events a person contemplating purchase of our shares shall be required to offer to acquire ordinary shares representing at least 10% of our voting rights in connection with such purchase.

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In connection with the Debt Restructuring we issued 16,594,036 ordinary shares to Bank Hapoalim B.M. (the “Bank”) pursuant to the terms set forth in the agreement we entered into with the Bank on December 29, 2013 (the “Bank Agreement”). Pursuant to the Bank Agreement the outstanding loan amount (approximately $47 million) will be repayable by the Company following a period of three years period from the closing (i.e, May 20, 2017) and will bear interest of LIBOR +3.8%, which will be payable quarterly, and an additional 1.3% which will be payable on the final maturity date. In addition, pursuant to the Bank Agreement (i) first-grade fixed charges will be placed on our holdings and other rights in certain of our subsidiaries holding our hotels in Romania and Belgium as collateral against our debt to the Bank. Such charges shall be placed in addition to the existing securities that the Bank held under the loan previously received from the Bank (the “Loan”), i.e., a first grade charge over 29% of PC's shares and on our rights in Elbit Fashion Ltd. (ii) in the event that our outstanding Bank debt is paid before May 31, 2014 the Bank shall return to us, without consideration, 8,423,368 Ordinary Shares and (iii) we are subject to certain prepayment obligations in the event of prepayment of the aforementioned new notes or distribution. For further details regarding the Bank Agreement, please see the Form 6-K we filed on November 14, 2013.

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As discussed under the activities of years 2011 and 2012 below, we granted Eastgate Property LLC (“Eastgate”) a warrant to purchase our ordinary shares, as subsequently amended (the “Warrant”). Pursuant to an understanding between us and Eastgate, in connection with the Debt Restructuring Eastgate exercised the Warrant for 1,924,215 ordinary shares immediately following the consummation of the Debt Restructuring, at which time the Warrant was terminated. For further details regarding the Warrant, please see the Form 6-K we filed on February 20, 2014.

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Our unsecured debt prior to the Debt Restructuring included approximately $13.3 million principal amount of bank debt held by Bank Leumi. In connection with the Debt Restructuring we issued to an escrow agent for the benefit of Bank Leumi approximately NIS 8.0 million (approximately $2.3 million) in principal amount of our Series H Notes, approximately NIS 3.9 million (approximately $1.1 million) in principal amount of our Series I Notes, and 9,090,122 ordinary shares. We have outstanding disputes with Bank Leumi with respect to whether the debt we owe to Bank Leumi is unsecured or secured. Upon the resolution of such disputes, these securities will be transferred to Bank Leumi or to us (or one of our subsidiaries). In event that the Court rules that the debt is secured the full outstanding amount of the debt will be reinstated.

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On January 13, 2014 PC announced that its subsidiary (in which it holds approximately 70% of its voting power) had reached an agreement to sell its 50% equity stake in the Uj Udvar project in Budapest, Hungary. As a result of the transaction, PC received cash proceeds of €2.4 million (NIS 11.2 million).

2013

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In February 2013 we announced that we would temporarily cease making all principal payments due under our Series A and Series B debentures and all interest payments due under all of our publicly-traded debentures; for a discussion of these announcements please see the Form 6-Ks we filed on February 5, 2013, and February 19, 2013, respectively. In March 2013 we entered into a letter of undertaking (the “Letter of Undertaking”) with the trustees of the Company’s Series 1, C, D, E, F and G note holders regarding our activities during an interim period, under which, inter alia, it was agreed that we and the entities controlled by us (excluding PC) would not make any payments to our respective creditors, other than under certain circumstances. For a discussion of the Letter of Undertaking, please see the Form 6-K we filed on March 21, 2013. For a discussion of the terms of the Debt Restructuring, please see "2014" above.

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As described below in "2012", in August and November 2012, acting through our wholly owned subsidiary Elbit Imaging Financing Services, Limited Partnership (“Elbit Financing”), we entered into two bond structured transactions with two leading global financial institutions (the “Counterparties”). On February 20, 2013, the Counterparties notified us of the early termination of the transactions as a result of the decline in the market price of our outstanding debentures and consequent failure to meet the loan-to-value covenants under the agreements governing the transactions.

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In March 2013, we received a letter from Bank Leumi demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 49 million) due primarily under the loans made by Bank Leumi to us. Bank Leumi stated that it was taking this action in light of our then-financial condition and our having informed Bank Leumi that we would not pay the principal and the interest due on March 29, 2013. Bank Leumi also informed us that it had placed a freeze on certain accounts maintained by us with Bank Leumi in which we held cash and trading securities in the amount of approximately NIS 8 million ("Leumi Accounts") until the outstanding amounts due are repaid. Bank Leumi also notified us that should such repayment not be made within ten days Bank Leumi was reserving its rights to take all actions necessary in order to protect its rights under the loan agreements including offsetting any amounts in the Leumi accounts against the loans. Bank Leumi also claimed that it has certain pledges registered in its favor and therefore it is a secured creditor and should not be included in the Debt Restructuring. For a discussion of the treatment of our debt to Bank Leumi under the Debt Restructuring, please see " – 2014" above.

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On May 29, 2013 PC successfully completed the sale of its 50% interest in an entity which mainly holds interests in an office complex project located in Pune, Maharashtra. The transaction valued the entity at €33.4 million and, as a result, PC received gross cash proceeds of approximately €16.7 million.

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On June 6, 2013, we received a letter from the Bank, demanding repayment within seven days of the outstanding balance of the Loan, without prejudicing its right under any other loan facility to which we are a party as a guarantor or otherwise. The Bank stated that it was taking this action in light of our alleged breaches under the loan, including, inter alia, non-payment to the Bank on March 31, 2013 of approximately $14.5 million, failure to satisfy certain financial covenants under the loan and adverse change in our financial position. On November 26, 2013, our unsecured financial creditors voted on the general terms of agreement to be entered into with the Bank. At the Meeting, unsecured financial creditors holding approximately 70.6% of the aggregate voting power that had participated in the meeting voted in favor of the refinancing. For further discussion of the terms and the closing of the Bank Agreement, please see "2014" above.

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In July 2013 PC completed the sale of 100% of its interest in an entity which holds the interest in a plot of land in Prague. The transaction values the entity at approximately €1.9 million (NIS 9 million). The net cash consideration after deducting a liability to a third party amounted to €1.3 million (NIS 6.2 million).

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A subsidiary of PC was party to a loan with a commercial bank, secured by PC’s notes that PC had repurchased, that was due to be repaid in September 2013. Due to a rating downgrade that resulted in a loan covenant breach, PC entered into negotiations with the bank and the two parties agreed upon an early repayment of the loan that was consummated during the first half of 2013.

The loan balance, including accrued interest, was approximately ILS 77.5 million (approximately €16.3 million). To finance the early repayment of the loan, PC sold ILS 66 million (approximately €13.7 million) of the notes it had repurchased that served as the loan’s collateral.

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On October 31, 2013 the consortium of shareholders of Dream Island, in which PC holds a 43.5% stake, completed the sale of the Dream Island project land to the Hungarian State for approximately €15 million. The proceeds of the transaction were used by the consortium to repay a proportion of a secured bank loan.

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On November 14, 2013, PC reached an agreement to sell Koregaon Park Plaza, a retail and entertainment center located in Pune, India, subject to the satisfaction of certain closing conditions, including consent of the financing bank. The transaction values the center in the amount of €40.3 million (NIS 192.9 million). Following the repayment of the outstanding related bank loan, PC will receive aggregate gross cash proceeds from the purchaser totaling approximately €18.5 million (NIS 88.5 million), which will be paid to it in several installments. As of December 31, 2013, PC received an advance of approximately €2.3 million (NIS 11.5 million) and is expected to collect the remaining consideration between years 2014 and 2016.

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PC announced on November 20, 2013 that it had filed for reorganization proceedings with the Dutch Court and submitted a restructuring plan to the Dutch Court. Further to that announcement, PC announced that the Dutch Court had granted its application for preliminary suspension of payment proceedings. PC noted further that in order to resolve its liquidity situation it had filed with the Dutch Court a restructuring plan proposed to its creditors. This restructuring plan proposes a deferral of the obligations of PC to its creditors for a period of three to four years (or less if cash flow permits) without requiring the bondholders to incur a loss on the par value of their investments. In addition, such plan included other parameters such as: compensation to the note holders by increasing the interest rate on the notes, issuance of options to purchase shares equal to 9.9% of PC’s share capital, placing a negative pledge on PC's assets, and that PC will provide a rights offering to its shareholders pursuant to which the shareholders will invest an amount of approximately €20 million in PC.  During the restructuring process PC’s creditors will be subject to a moratorium. In addition, PC noted that it will approach its creditors to seek approval for the restructuring plan. Pursuant to PC's announcement, the Dutch Court has determined that the PC creditors meeting for the purpose of voting on the plan will take place on June 26, 2014 at the court in Amsterdam. For a discussion of PC’s reorganization proceedings, please see the Forms 6-K we filed on November 14, 2013, November 20, 2013 and November 25, 2013. For a discussion regarding the proposed amendment to the restructuring plan – see “ - 2014” above.

2012

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On December 6, 2012, InSightec completed its issuance of Series C preferred shares for an aggregate amount of $30.9 million, which included $27.6 million invested by GE Healthcare, a division of the General Electric Company (“GE”) and $3.9 million invested by other investors. According to the terms of the transaction, GE and us converted all the existing shareholders loans that had been granted to InSightec into InSightec's series B-1 preferred shares in accordance with the terms of those loans. The transaction reflected a post money valuation of InSightec of approximately $105.9 million (or pre-money valuation of $75 million and following the conversion of the loans as described above). As part of the transaction GE and InSightec signed a term sheet that regulates the commercial relationship between those parties, including with respect to the distribution and marketing of InSightec's products and the developments of InSightec's products so that they will exclusively fit GE's MRI for a defined time period. Following the closing of the transaction, our holdings in InSightec (through our subsidiary Elbit Medical 90%) were reduced to approximately 48.2% (approximately 40.7% on a fully diluted basis). After completion of the transaction Elbit Medical no longer has the right to appoint the majority of InSightec's board members and therefore ceased to consolidate InSightec's financial statements, and its investments in InSightec are presented based on the equity method.

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In November 2012 PC's board of directors approved the extension of the repurchase of its series A through B Notes in an amount of up to NIS 750 million, to be made until December 31, 2014. During 2012, PC purchased a total of NIS 271 million par value of its debentures, for a total consideration of NIS 247 million.

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In August 2012 we (through our wholly owned subsidiary Elbit Financing) entered into a NIS 75 million bond structured transaction with a Counterparty, pursuant to which we purchased a NIS denominated zero-coupon credit linked note due to mature on October 2, 2013 (the “CLN”) from the Counterparty or its affiliate. The CLN referenced a portfolio of the Company’s bonds (having a market value of NIS 75 million). The bond portfolio was purchased by us under the Company's bond repurchase program that was announced on May 23, 2011 and in the framework of the transaction it sold the bond portfolio to the Counterparty. In consideration, the Counterparty paid us the market value of the bond portfolio and arranged for the issuance of the CLN at an issue price of NIS 37.5 million.

In addition, in November 2012 we entered into a NIS 150 million bond structured transaction with another Counterparty pursuant to which we received a NIS 75 million credit line for the purchase of a portfolio of the Company’s bonds having an aggregate market value of up to NIS 150 million. we were permitted to purchase the bond portfolio within a 10-week utilization period commencing at the effective date of the transaction. In the framework of the transaction, we had the right to sell to the Counterparty bonds that were acquired by it and which comprised the bond portfolio in consideration for a payment by the Counterparty of the agreed-upon financing amount not to exceed 50% of the aggregate market value of the bond portfolio and that would be determined by the parties. The Company utilized approximately NIS 21 million of the credit line.

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During the terms of the respective transactions, all the proceeds derived from the bond portfolio (principal and interest) were to be retained by the Counterparty. Immediately following the scheduled respective termination date of each of the transactions, subject to no early termination event having occurred the Counterparty was to deliver to us the remaining, unamortized portion of the respective bond portfolio. Under the terms of the respective transactions, an early termination of the transaction could occur upon a trigger event linked to a decrease in the market value of the respective bond portfolio below a pre-defined threshold. For a discussion of the termination of this transaction, please see " – 2013" above.

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In June 2012 EPN Group LLC (the “EPN Group”) sold 47 of the shopping centers it held to BRE DDR Retail Holdings LLC for a purchase price of $1.43 billion. On the closing of the transaction all the property level financing was repaid by the EPN Group or assumed by the buyer. The closing of the transaction took place in July 2012. In addition, in July 2012, the two remaining shopping centers were sold for an aggregate amount of $41 million.

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On April 5, 2012, Elbit USA and Eastgate amended the warrant granted in connection with the $30 million term loan agreement dated September 21, 2011, with effect as of March 22, 2012, pursuant to which we agreed to cancel the proposed increase in the number of shares issuable under the warrant on and after such date and to reduce the exercise price from $3.00 per share to zero. The amendment also contained appropriate modifications to the adjustment provisions of the warrant as a result of the foregoing changes. For a discussion of the exercise of the warrant, see “ - 2014” above.

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In March 2012 one of our wholly owned indirect subsidiaries entered into a share purchase agreement with PPHE Hotel Group Limited (“PPHE,”) for the sale of our holdings in certain subsidiaries, which owned a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel, the Park Plaza Utrecht Hotel, the arthotel Amsterdam and the Park Plaza Airport Hotel. These hotels were jointly owned by us and PPHE and were managed by PPHE. The transaction reflected an asset value of €169 million for all four hotels. The total net consideration payable to us was €26.5 million. The consideration was paid as follows: (i) €23 million in cash; (ii) PPHE issued and allotted to us 700,000 ordinary shares of PPHE, with a then-current market price of approximately €2.0 million, based on the quotation of such shares’ price on the London Stock Exchange as of March 30, 2012; and (iii) an additional payment in the aggregate amount of up €1.5 million that shall be made on the fourth anniversary of the closing and shall be subject to certain adjustments, based on the PPHE shares’ market price, as set forth in the agreement. The total profit generated from the sale of the hotels amounted to approximately NIS 188 million, out of which we recognized NIS 134 million in shareholders’ equity due to the application of the revaluation model and NIS 54 million in the income statement.

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In January 2012 we and Elbit Trade & Retail Ltd. ("Elbit Trade"), previously a wholly-subsidiary of ours, entered into an agreement with Gottex Models Ltd. (“Gottex”) for the sale of all of our shares in Elbit Trade and all of its interests in GB Brands, Limited Partnership (“GB Brands”), which is the franchisee of the Gap brand in Israel. The transaction closed in April 2012. The purchase price paid by Gottex under the agreement was NIS 25 million, plus the agreed value of the Gap inventory as of the closing date and adjustments based on the agreed value of the working capital attributed to the Gap activity as of the closing date. We recorded a gain in the amount of NIS 9.4 million.

•	In June 2012, a fire event occurred at a shopping center of PC’s subsidiary in Pune, India, which resulted in a temporary close-down of the shopping center.

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On February 23, 2012, InSightec and InSightec’s wholly owned subsidiary concluded a series of agreements with GE through its healthcare division (“GEHC”) pursuant to which GEHC agreed to provide financing to InSightec in the form of convertible notes up to a total of $13.75 million, bearing interest at a rate of 6% per annum or a rate equivalent to the interest applicable to the financing provided by us and Elbit Medical. The convertible notes will be due and payable by October 1, 2016, and will be convertible into Series B-1 Preferred Shares of InSightec. In addition, we and Elbit Medical entered into a series of agreements with InSightec and GEHC pursuant to which, among other things, upon Elbit Medical obtaining the approval of its shareholders the financing granted to InSightec by us and Elbit Medical during 2010 and 2011 will be amended to provide similar loan terms and security mechanisms as set forth in this funding agreement, so that Elbit Medical and us will receive convertible notes convertible on the same terms and up to the same amounts as the GEHC notes. The loans and convertible notes issued to GEHC and Elbit Medical and the note that will be issued to us will be secured, pari passu, by floating charges over the assets of InSightec and its wholly owned subsidiary. The loans were converted to Series B-1 shares as part of the closing of the InSightec Series C preferred shares issuance discussed above.

2011

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In November 2011, PC opened the Torun Plaza in Torun, Poland, a city of 200,000 inhabitants located in the north-west of Poland. This commercial and entertainment center comprises 40,000 square meters of gross lettable area spread over two floors with approximately 1,100 parking spaces. The center includes an eight screen cinema, fantasy park entertainment center as well as over 120 shops with international and local brands.

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On October 3, 2011, our 77% held subsidiary, S.C. Bucuresti Turism S.A ("BUTU") completed a refinancing of its Radisson Blu Hotel located in Bucharest, Romania.  According to the facilities agreement, a leading international European bank granted BUTU a loan of up to €71.5 million to be drawn down in two tranches, of which Tranche A in the amount of approximately €62.5 million was drawn down on September 29, 2011.  The proceeds of the drawn down of Tranche A were used, inter alia, to repay BUTU's current outstanding bank facility and to repay to us our shareholder loans in the amount of approximately €25 million.  Tranche B was not drawn down by BUTU and subsequently expired.

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On September 22, 2011, PC undertook that it would not make any further distributions during 2011 other than a distribution of €30 million that was subsequently made on September 23, 2011, pursuant to an agreement entered into between PC and its Series A and Series B bondholders. Furthermore, PC undertook in the agreement that distributions in the years 2012 and 2013 will be subject to the following conditions:

o	any distribution of dividends (including a repurchase of shares that is not at an attractive price to PC) will not exceed €30 million;

o
any distribution of dividends will be derived only from the net cash flow derived from the realization of assets at a rate which will not exceed 50% of the cash flow from the realization of the foregoing assets;

o
if a distribution is made and the bonds meet certain agreed upon average yield rates, PC will maintain certain reserve amounts secured in favor of the bondholders which may be used to repurchase or repay the bonds; and

o
if a distribution is made and the bonds meet certain agreed upon average yield rates, PC will be entitled to make distributions between €30 million and €50 million and it will maintain an amount equal to the distribution amount exceeding €30 million as a reserve secured in favor of the bondholders which may be used to repurchase or repay the bonds.

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On September 21, 2011 Elbit USA entered into a secured term loan agreement (the “Term Loan Agreement”) with Eastgate, for a term loan in the amount of $30 million (the "Term Loan"). As part of and in connection with the Term Loan, we granted to Eastgate a warrant to purchase our ordinary shares at an exercise price of $3.00 per share payable in cash, in exchange for the cancellation of debt or by forfeiting shares having a market value equal to the exercise price (i.e., "cashless exercise"), during a two-year period commencing on March 31, 2012. It was further agreed that if the Term Loan is repaid by March 22, 2012, six months from the closing, the warrant would entitle Eastgate to purchase up to 3.3% of our outstanding shares at the date of exercise. Otherwise, the warrant would entitle Eastgate to purchase up to 9.9% of our outstanding shares at the date of exercise. The exercise price and/or number of shares issuable upon exercise of the warrant are subject to adjustment for certain corporate events, transactions and dilutive issuances of securities. On September 22, 2011, we filed a prospectus supplement with the SEC under our shelf registration statement dated March 14, 2011, to register the warrant and up to 3,000,000 ordinary shares which may be issuable upon the exercise of the warrant.

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On September 19, 2011, EDT, a trust traded on the Australian Stock Exchange (“EDT”), distributed an interim dividend payment of $26 million. Elbit Plaza USA, L.P. (“Elbit Plaza USA”) received a total distribution amount of $11.8 million. Each of ours and PC’s share in such distribution was approximately $5.9 million.

•
On September 23, 2011, PC paid an interim cash dividend payment of €30 million to its shareholders, of which we received €18.7 million, out of which €8.7 million was used to serve our debt to an Israeli bank under a loan agreement dated March 2011 pursuant to which we pledged 29% of PC's outstanding shares.

•
On July 14, 2011, EPN Group concluded the off-market takeover bid made for all of the units in EDT not already held by it.  As a result of the purchases of EDT’s units during the offer period, EPN Group increased their interest in EDT from approximately 47.8% to approximately 96.4%. In August 2011 EPN Group completed the compulsory acquisition of the remaining EDT units and the EPN Group became the holder of 100% of the outstanding units of EDT, following which EDT was removed from the official list of the Sydney Stock Exchange and was voluntarily liquidated (while transferring the US REITs it held to the Fund).

•
In May 2011, PC's board of directors approved the repurchase of up to NIS 150 million of its series A through B Notes, to be made from time to time in the open market. During 2011, PC purchased an additional total of NIS 168 million par value of its debentures (with adjusted value of NIS 194 million), for a total consideration of NIS 152 million.

•
In May 2011, our board of directors approved the repurchase of up to NIS 150 million of our Series A through G Notes, to be made from time to time in the open market. During 2011, we purchased NIS 67.7 million par value of our notes for an amount of approximately NIS 53 million.

•	In March 2011, we entered into a new financing agreement (subsequently amended) with an Israeli bank in the amount of $70 million, replacing the previous financing agreement.

•
In March 2011, we issued additional unsecured non-convertible Series D Notes to investors in Israel by expanding the existing series in an aggregate principal amount of approximately NIS 96 million for gross proceeds of approximately NIS 108 million.

•
On February 9, 2011, we filed a shelf registration statement on Form F-3 with the SEC, which became effective on March 14, 2011, pursuant to which we may offer and sell from time to time a combination of ordinary shares, senior and subordinated debt securities, warrants and units in one or more offerings up to a total dollar amount of $300,000,000.

•	In January 2011, PC issued additional Series A and B Notes for an aggregate consideration of approximately NIS 300 million.

Operating Results

Presentation method of financial statements

We are involved in investments in a wide range of different activities. Accordingly, management believes that its income statements should be presented in the “single - step form.” According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of overall income and gains. We also believe that our operating expenses should be classified by function to: (i) those directly related to each revenue source (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

Our strategy in respect of PC's commercial and entertainment centers is to dispose of commercial and entertainment centers upon completion, subject to certain exceptions. In response to the lingering real estate and financing crisis in CEE, and following discussion with the SEC, our management determined that PC no longer retains sufficient consistent historical experience of trading property realizations in order to clearly identify the actual operating cycle of selling its trading property. Under such circumstances, we decided to utilize for accounting reporting purposes an assumed operating cycle of 12 months. Revenues from these commercial and entertainment centers are mainly derived from their disposal to third parties, while until a disposal occurs we collect rental income from our completed commercial centers. Therefore, rental income from commercial centers (from the first day of their operations till the sale thereof) may not be sustainable in the future upon PC selling the commercial centers as part of its business cycle.

Our revenues from the sale of commercial and entertainment centers and other real estate properties are subject to the execution and consummation of sale agreements with potential purchasers. In periods when we consummate a sale of a real estate asset we record revenues in substantial amounts and as a result we may experience significant fluctuations in our annual and quarterly results. We believe that period-to-period comparisons of our historical results of operations may not necessarily be meaningful or indicative and that investors should not rely on them as a basis for future performance.

Our policy in respect of the hotels segment is to designate the hotels to be managed and operated by our management companies. Consequently, our hotel assets are presented as part of our property, plant and equipment in the financial statements.

In these financial statements we initially applied IFRS 11 "Joint Arrangements" which is effective for annual periods beginning on or after January 1, 2013. IFRS 11 requires that the Company will have classified its joint arrangements as joint ventures and, accordingly, the Company is required to use the equity method of accounting as prescribed by IAS 28 –"Investment in Associates and Joint Ventures". Prior to the adoption of IFRS 11, the Company’s respective interests in its joint arrangements were classified as a jointly controlled entity and the Company’s share of the assets, liabilities, revenue, income and expenses were proportionately consolidated in the consolidated financial statements. IFRS 11 requires retrospective application for periods starting January, 1, 2012 and, accordingly, financial statements for the comparison year of 2011 have not been amended and the Company's joint ventures are accounted for using the proportionate consolidation model.

Translation of statements of income of foreign operations

The majority of our businesses, which operate in various countries, report their operational results in their respective functional currency which differs from the NIS (our reporting and functional currency). We translate our subsidiaries’ result of operations into NIS based on the average exchange rate of the functional currency against the NIS. Therefore, a devaluation of the NIS against each functional currency would cause an increase in our reported revenues and the costs related to such revenues in NIS while an increase in the valuation of the NIS against each functional currency would cause a decrease in our revenues and costs related to such revenues in NIS.

Statements of income

The following table presents our statements of income for each of the three years ended December 31, 2013, 2012 and 2011:

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1(*)	2 0 1 3
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)
Revenues and gains

Revenues
Revenues from sale of commercial centers	8,614	67,594	3,525	2,482
Revenues from Hotels operations and management	202,791	206,746	286,548	58,424
Revenues from fashion merchandise and other	149,192	144,141	185,082	42,982
Total revenues	360,597	418,481	475,155	103,888

Gains and other
Rental income from Commercial centers	129,748	147,185	111,745	37,381
Gain from changes of shareholding in investees	-	9,369	-	-
Gain from sale of real estate assets	-	53,875	-	-
Total revenues and gains	129,748	210,428	111,745	37,381
Total revenues and gains	490,345	628,909	586,900	141,269

Expenses and losses
Commercial centers	124,737	213,367	159,626	35,937
Hotels operations and management	179,137	186,760	240,784	51,610
Cost of fashion merchandise and other	142,417	154,220	211,743	41,031
General and administrative expenses	60,643	48,771	61,857	17,471
Share in losses of associates, net	339,030	102,127	7,568	97,677
Financial expenses	337,423	187,667	164,001	118,088
Financial income	(3,930)	(28,303)	(65,571)	(5,834)
Change in fair value of financial instruments measured at fair value through profit and loss	68,407	50,229	(275,537)	3,536
Write-down, charges and other expenses, net	841,462	302,093	290,276	242,424
	2,089,326	1,216,931	794,747	601,940

Loss before income taxes	(1,598,981)	(588,022)	(207,847)	(460,671)

Income tax expenses (tax benefit)	(31,937)	(9,212)	63,283	(9,201)

Loss from continuing operations	(1,567,044)	(578,810)	(271,130)	(451,470)

Profit from discontinued operations, net	2,034	94,826	24,101	586

Profit (loss) for the year	(1,565,010)	(483,984)	(247,029)	(450,884)

(*)	Amounts for the year ended December 31, 2011 were not amended due to application of IFRS 11 and therefore are presented as originally reported. See above “Presentation method of financial statements”.

	Year ended December 31
	2 0 1 3	2 0 1 2	2 0 1 1(*)	2 0 1 3
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000
	(Except for per-share data)

Attributable to:
Equity holders of the Company	(1,155,645)	(315,746)	(264,919)	(332,945)
Non-controlling interest	(409,365)	(168,238)	17,890	(117,939)
	(1,565,010)	(483,984)	(247,029)	(450,884)

Loss from continuing operations
Equity holders of the Company	(1,157,404)	(414,126)	(284,610)	(333,452)
Non-controlling interest	(409,640)	(164,684)	13,480	(118,018)
	(1,567,044)	(578,810)	(271,130)	(451,470)

Profit from discontinued operation, net
Equity holders of the Company	1,760	98,380	19,691	507
Non-controlling interest	274	(3,554)	4,410	79
	2,034	94,826	24,101	586

Earnings (loss) per share - (in NIS)
Basic earnings (loss) per share:
From continuing operation	(46.49)	(16.64)	(11.44)	(13.39)
From discontinued operations	0.07	3.95	0.79	0.02
	(46.42)	(12.69)	(10.65)	(13.37)
Diluted earnings (loss) per share:
From continuing operation	(46.49)	(16.64)	(11.44)	(13.39)
From discontinued operations	0.07	3.95	0.79	0.02
	(46.42)	(12.69)	(10.65)	(13.37)

(*)         Amounts for the year ended December 31, 2011 were not amended due to application of IFRS 11 and therefore presented as originally reported. See above "Presentation method of financial statements".

2013 compared to 2012

Income - Revenues and Gains

Total income (revenues and gains) in 2013 amounted to NIS 490 million ($141 million), compared to NIS 629 million in 2012.

Total revenues in 2013 amounted to NIS 360 million ($104 million), compared to NIS 418 million in 2012.

The Decrease is mainly attributable to:

(i)
Revenues from sale of commercial centers decreased to NIS 8 million ($2 million) in 2013 compared to NIS 68 million in 2012. In 2013 the revenues were attributable to sale of a plot by PC in the Czech Republic.  In 2012, the revenues were attributable to the sale of land by PC in Bulgaria.

(ii)
Revenues from hotel operations and management decreased to NIS 203 million ($58 million) in 2013 compared to NIS 207 million in 2012. The decrease was mainly attributable to a decrease in revenues from our hotel in Romania offset by an increase in the revenues from our hotels in Belgium. The average occupancy rate decreased from 75% in 2012 to 73% in 2013 and the average room rate increased from €91 in 2012 to €95 in 2013.

(iii)
Revenues from fashion merchandise and other increased to NIS 149 million ($43 million) in 2013 compared to NIS 144 million in 2012. Revenues in 2013 include solely the operations of the Mango brand while the revenues in 2012 include revenues of the Mango brand (NIS 127 million) and revenues of the GAP brand (NIS 17 million) until April 2012 (the date of its sale by us). The increase of NIS 22 million ($6 million) in revenues attributed to Mango operations in 2013 compared to 2012 was attributed to an improvement in the revenues of existing stores as well as the opening of new stores during 2013.

Total gains and other in 2013 amounted to NIS 130 million ($37 million) compared to NIS 210 million in 2012. An analysis of our gains and other is set forth below:

(i)
Rental income from commercial centers decreased to NIS 130 million ($37 million) in 2013 compared to NIS 147 million in 2012. The decrease was mainly attributable to the closing of a certain location of PC's Fantasy Park operations during 2013, which resulted in a decrease of NIS 18 million ($5 million) in income. PC's commercial centers operations contributed income of NIS 113 million ($33 million) in each of the years 2013 and 2012 attributable to the operations of six operating commercial centers through the years. The average occupancy rate in 2013 was 86% - 100% compared to 80%-98% in 2012.

(ii)	Gain from a sale of real estate assets in 2013 was NIS 0 as compared to gain of NIS 54 million attributable to the sale of four Dutch hotels in March 2012.

(iii)	Gain from a change of shareholding in investee in 2013 was NIS 0 as compared to NIS 9 million attributable to the sale of the retail activity of GAP in April 2012.

Expenses and losses

Our expenses and losses in 2013 amounted to NIS 2,089 million ($602 million) compared to NIS 1,217 million in 2012. An analysis of our expenses and losses is set forth below:

(i)
Expenses of commercial and entertainment centers decreased to NIS 125 million ($36 million) in 2013 compared to NIS 213 million in 2012. The expenses in 2012 includes an amount of NIS 68 million attributable to the cost of plot which was sold in Bulgaria during 2012 compared to cost of NIS 10 million ($2.9 million) in 2013.

The cost attributable to the income from the operation of commercial centers and the Fantasy Park operations was NIS 115 million ($33 million) in 2013 compared to NIS 145 million ($ 42 million) in 2012. The decrease in these operational costs is attributable to the decrease in income derived from the operations of Fantasy Park as discussed above and the decrease in PC's general and administrative expenses mainly due to a decrease in stock-based compensation expenses and other operational costs.

(ii)	Cost of hotel operations and management decreased to NIS 179 million ($52 million) in 2013 compared to NIS 187 million in 2012, mainly attributable to the decrease in activity as discussed above.

(iii)
Cost of fashion merchandise and other decreased to NIS 142 million in 2013 compared to NIS 154 million in 2012. The decrease resulted from the sale of the retail activity of GAP in April 2012 offset by an increase resulted from the increase in Mango activity as discussed above.

(iv)
General and administrative expenses increased to NIS 61 million ($18 million) in 2013 compared to NIS 49 million in 2012. General and administrative expenses less non-cash expenses amounted to NIS 51 million ($15 million) in 2013 compared to NIS 35 million in 2012. Such increase in 2013 resulted mainly from cost and expenses relating to the process of consummating the Debt Restructuring.

(v)
Share in losses of associates, net increased to NIS 339 million ($98 million) in 2013 compared to NIS 102 million in 2012. Such losses in 2013 resulted mainly from write down of trading properties by our joint-venture entities in India as well as losses attributable to the operation of our medical activity. The losses in 2012 were mainly from write down of trading property by joint ventures entities of PC operating in Eastern Europe.

(vi)
Financial expenses increased to NIS 337 million ($97 million) in 2013 compared to NIS 188 million in 2012. Such amount includes:

(a) Interest and CPI-linked borrowings in the amount of NIS 365 million ($105 million) in 2013 compared to NIS 379 million in 2012;

The decrease in interest and CPI-linked borrowings in the amount of approximately NIS 14 million ($4 million) was mainly attributable to a repayment of outstanding principal of PC's notes during 2013.

(b) Loss from foreign currency translation differences in the amount of NIS 4 million ($1 million) in 2013 compared to NIS 33 million in 2012;

The decrease in exchange rate differences and other loss in the total amount of approximately NIS 29 million was mainly attributable to non-cash expenses attributed to the effect of the change in the exchange rate between the U.S. dollars and NIS on the Company's U.S. dollar denominated loans which are recorded in NIS and are measured in U.S. dollars.

These were offset by:

(c) Gain from repurchase of notes in the amount of NIS 0 million in 2013 compared to gain of NIS 113 million in 2012; and

(d) Financial expenses capitalized to qualified assets in the amount of NIS 31 million ($9 million) in 2013 compared to NIS 112 million in 2012.

(vii)
Financial income decreased to NIS 4 million ($1 million) in 2013 compared to NIS 28 million in 2012. Such decrease was attributable mainly to a decrease in the scope of our deposit and receivable during the year as well as a decrease in the interest rate.

(viii)
Losses from changes in fair value of financial instruments amounted to NIS 68 million ($20 million) in 2013 compared to a gain of NIS 50 million in 2012. This decrease was mainly attributable to the following:

(i)
Changes in fair value of financial instruments (mainly PC's notes which are measured at fair value through profit and loss) amounted to NIS 60 million in 2013 compared to a gain of NIS 98 million in 2012; and

(ii)
Loss from change in fair value of derivatives, embedded derivative and marketable securities (mainly swap transactions executed mainly by PC in respect of its notes) amounted to a loss of NIS 8 million in 2013 compared to loss in the amount of NIS 48 million in 2012.

(ix)	Write-down, charges and other expenses, net, increased to NIS 841 million ($242 million) in 2013 compared to NIS 302 million in 2012. The write-down in 2013 was attributable to:

i.	Write-down and impairment of PC's trading property, advances on account of trading properties and investment property in the amount of NIS 615 million ($177 million);

ii.	Write-down of our trading property and advances on account of trading property in India in the total amount of NIS 132 million ($38 million);

iii.	impairment of goodwill related to our hotels business and to our hotels under development in the total amount of NIS 56 million($16 million); and

iv.	initiation and other expenses, net in the total amount of NIS 38 million ($11 million)

As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 1,599 million ($461 million) in 2013 compared to NIS 588 million in 2012.

Tax benefits amounted to NIS 32 million ($9 million) in 2013 compared to NIS 9 million in 2012. The increase in tax income was attributable mainly to timing differences related to PC's notes measured at fair value through profit and loss.

The aforementioned resulted in loss from continuing operations in the amount of NIS 1,567 million ($451 million) in 2013 compared to NIS 579 million in 2012.

Profit from discontinued operations, net, amounted to NIS 2 million ($0.6 million) in 2013 compared to NIS 95 million in 2012. Such profit in 2012 includes (a) gain from loss of control over our subsidiary InSightec in our medical segment in December 2012 in the amount of NIS 216, offset by (b) loss from InSightec's operations during 2012 in the amount of NIS 64 million and (c) loss from selling our U.S. investment properties in the amount of NIS 58 million.

The aforementioned resulted in a loss of NIS 1,565 million ($451 million) in 2013, of which a loss of NIS 1,155 million ($333 million) was attributable to our equity holders and NIS 409 million ($118 million) was attributable to the non-controlling interest. The loss in 2012 included loss of NIS 316 million attributable to our equity holders and NIS 168 million attributable to the non-controlling interest.

The deficit in our shareholders' equity as of December 31, 2013 amounted to NIS 409 million ($118 million) out of which a deficit of NIS 1,033 million ($298 million) is attributable to the equity holders of the Company and shareholders' equity of NIS 624 million ($180 million) is attributable to the non-controlling interest. Following the consummation of the Debt Arrangement (as described above) the shareholder equity attributable to the Company was increased in the total amount of approximately NIS 1.9 billion ($0.5 billion). Accordingly the total pro-forma shareholders of the Company following the consummation of the Debt Arrangement amounted to NIS 1.5 billion ($0.4 billion). This amount of shareholders equity attributable to the equity holders of the company is approximately NIS 0.9 billion ($ 0.25 billion) and NIS 0.6 billion is attributable to the non-controlling interest.

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2013 (in NIS million)

Segment	Hotels	Commercial Centers	Medical Industries	Fashion Apparel	Residential	Other and Allocations	Total

Revenues	203	8	75	149	-	(75)	360

Rental income from commercial centers	-	154	-	-	-	(24)	130

Gain from sale of real estate assets	-	-	-	-	-	-	-

Gain from loss of control over a subsidiary	-	-	-	-	-	-	-
Total revenues and gains	203	162	75	149	-	(99)	490

Costs and expenses	179	132	73	142	300	(372)	454

Research and development expenses	-	-	42	-	-	(42)	-
Other expenses (income), net	56	613	-	-	132	32	833
Segment profit (loss)	(32)	(582)	(40)	7	(432)	282	(797)
Financial expenses (income), net	(27)	(51)	(1)	(1)	-	(1)	(81)
Share in losses of associates, net	-	-	1	-	-	(340)	(339)

Unallocated general and administrative expenses							(61)

Unallocated financial expenses							(257)
Financial income							4

Changes in fair value of financial instruments measured at FVTPL							(68)
Loss before income taxes							(1,599)
Income taxes							32

Profit from continuing operations							(1,567)
Profit from discontinued operation							2

Loss for the year							(1,565)

2012 compared to 2011

Income - Revenues and Gains

Total income (revenues and gains) in 2012 amounted to NIS 629 million compared to NIS 587 million in 2011.

Total revenues in 2012 amounted to NIS 418 million compared to NIS 475 million in 2011.

The increase is mainly attributable to:

(i)
Revenues from sale of commercial and entertainment centers increased to NIS 68 million in 2012 compared to NIS 4 million in 2011. In 2012 PC consummated the sale of land in Bulgaria which generated revenues of NIS 68 million.

(ii)
Revenues from hotel operations and management decreased to NIS 206 million in 2012 compared to NIS 286 million in 2011. The decrease was mainly attributable to the sale of the four Dutch hotels in March 2012. This decrease was partially set off by an increase in the revenues from our hotels in Belgium and Romania. The average occupancy rate in these hotels was approximately 75% in 2012 and 72% in 2011, however the average room rate decreased from €92 in 2011 to €91 in 2012 for an average number of rooms of 1,026 in 2011 and 2012.

(iii)
Revenues from the sale of fashion retail and other decreased to NIS 144 million in 2012 compared to NIS 185 million in 2011. The decrease was mainly attributable to the sale of the retail activity of GAP in April 2012, partially offset by the increase in the revenues attributable to the activity of Mango. The same store revenues in Mango amounted to NIS 126 million in 2012 compared to NIS 106 million in 2011.

Total gains and other in 2012 amounted to NIS 210 million compared to NIS 112 million in 2011. Set forth below is an analysis of our gains and other:

(i)
Rental income from commercial centers increased to NIS 147 million in 2012 compared to NIS 112 million in 2011 as a result of the operation of six centers in 2012, of which six operated throughout the year, compared to the operation of five centers in 2011, four of which operated throughout the year (excluding income in respect of one commercial center which under IFRS 11 is accounted for under the equity method). The increase in revenues was also due to the increase in the average occupancy rates from 78%-90% in 2011 to 80%-98% in 2012.

(ii)	Gain from a sale of real estate assets increased to NIS 54 million compared to nil in 2011 attributable to the sale of four Dutch hotels in March 2012.

(iii)	Gain from a sale of shareholding in investee increased to NIS 9 million compared to nil in 2011 attributable to the sale of the retail activity of GAP in April 2012.

Expenses and losses

Our expenses and losses in 2012 amounted to NIS 1,217 million compared to NIS 795 million in 2011. Set forth below is an analysis of our expenses and losses:

(i)
Expenses of commercial and entertainment centers increased to NIS 213 million in 2012 compared to NIS 160 million in 2011 as a result of the operation of six commercial centers in 2012 compared to the operation of four commercial centers in 2011 as discussed above (excluding expenses in respect of one commercial center which under IFRS 11 is accounted for under the equity method). In addition, expenses in 2012 included NIS 68 million attributable to the sale of plots of land in Bulgaria.

(ii)
Cost of hotel operations and management decreased to NIS 186 million in 2012 compared to NIS 241 million in 2011. The decrease was mainly attributable to the sale of the four Dutch hotels in March 2012 as discussed above.

(iii)	Cost of fashion apparel and other decreased to NIS 154 million in 2012 compared to NIS 212 million in 2011. The decrease resulted from the sale of the retail activity of GAP in April 2012.

(iv)
General and administrative expenses decreased to NIS 49 million in 2012 compared to NIS 62 million in 2011. General and administrative expenses less non-cash expenses amounted to NIS 35 million in 2012 compared to NIS 37 million in 2011.

(v)
Share in losses of associates, net increased to NIS 102 million in 2012 compared to NIS 8 million in 2011. The share in losses in 2012 resulted mainly from write-down of trading property by PC's joint venture entities, which was included in these paragraphs as results of the implementation of IFRS 11.

(vi)	Financial expenses increased to NIS 188 million in 2012 compared to NIS 164 million in 2011. Such amount includes:

(a)
interest and CPI-linked borrowings in the amount of NIS 379 million in 2012 compared to NIS 464 million in 2011;

The decrease in interest and CPI-linked borrowings in the amount of  approximately NIS 85 million was mainly attributable to (i) a decrease of NIS 38 million in the interest expense attributable to the Company's and PC’s notes as result of repayment of outstanding principal and buyback of the notes during 2012 and (ii) a decrease of NIS 28 million attributable to an increase in the Israeli consumer price index (“CPI”), to which our and some of PC's notes are linked (1.44% in 2012, compared to 2.53% in 2011).

(b)
loss from foreign currency translation differences and other in the amount of NIS 33  million  in 2012 compared to a gain in the amount of NIS 38 million in 2011;

The increase in exchange rate differences and others loss in the total amount of approximately NIS 71 million was mainly attributable to noncash expenses attributed to the effect of the change in the exchange rate between the Euro and NIS on PC's' notes, which are recorded in NIS and are measured in Euros.

(c)	gain from buy-back of notes in the amount of NIS 113 million in 2012 compared to NIS 64 million in 2011; and

(d)	financial expenses capitalized to qualified assets in the amount of NIS 112 million in 2012 compared to NIS 198 million in 2011.

(vii)
Financial income decreased to NIS 28 million in 2012 compared to NIS 66 million in 2011. Such decrease was attributable mainly to a decrease in the scope of our deposit and receivable during the year as well as a decrease in the interest rate.

(viii)	Losses from changes in fair value of financial instruments amounted to NIS 50 million in 2012 compared to a gain of NIS 276 million in 2011. This decrease was mainly attributable to the following:

(i)
Loss from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 98 million in 2012 compared to a gain of NIS 353 million in 2011; and

(ii)
Gain from change in fair value of derivatives, embedded derivative and marketable securities (mainly swap transactions) executed by PC in respect of its notes amounted to NIS 48 million in 2012 compared to loss in the amount of NIS 77 million in 2011.

(ix)
Write-down, charges and other expenses, net, increased to NIS 302 million in 2012 compared to NIS 290 million in 2011. The increase was attributable to the write-down in PC's trading property in Eastern Europe in the amount of NIS 301 million in 2012 compared to NIS 283 million in 2011.

As a result of the foregoing factors, we recognized loss before income tax in the total amount of NIS 588 million in 2012 compared to NIS 208 million in 2011.

Tax benefits amounted to NIS 9 million in 2012 compared to tax expenses in the amount of NIS 63 million in 2011. The decrease in tax expenses was attributable mainly to timing differences related to PC's notes measured at fair value through profit and loss.

The above resulted in loss from continuing operations in the amount of NIS 579 million in 2012 compared to NIS 271 million in 2011.

Profit from discontinued operations, net, amounted to NIS 95 million in 2012 compared to NIS 24 million in 2011. Such profit in 2012 includes (a) gain from loss of control over our subsidiary InSightec in our medical segment in December 2012 in the amount of NIS 216, offset by (b) loss from InSightec's operations during 2012 in the amount of NIS 64 million and (c) loss from selling our U.S. investment properties in the amount of NIS 58 million.

The above resulted in a loss of NIS 484 million in 2012, of which a loss of NIS 316 million was attributable to our equity holders and NIS 168 million was attributable to the non-controlling interest. The loss in 2011 included NIS 265 million attributable to our equity holders and profit in the amount of NIS 17 million attributable to the non-controlling interest.

The following table provides supplemental information of our results of operations per segment, for the year ended December 31, 2012 (in NIS million)

Segment	Hotels	Commercial Centers	Medical Industries*	Fashion Apparel	Residential	Other and Allocations	Total

Revenues	223	125	69	143	2	(171)	391

Rental income from commercial centers	-	175	-	-	-	-	175

Gain from sale of real estate assets	54	-	-	-	-	-	54

Gain from loss of control over a subsidiary	-	-	217	9	-	(217)	9
Total revenues and gains	277	300	286	152	2	(388)	629

Costs and expenses	203	384	70	155	10	(255)	567

Research and development expenses	-	-	41	-	-	(41)	-
Other expenses (income), net	(7)	294	-	-	-	2	289
Segment profit (loss)	81	(378)	175	(3)	(8)	(95)	(228)
Financial expenses (income), net	33	47	1	1	-	-	(82)

Share in losses of associates, net	-	-	(8)	-	-	(94)	(102)

Unallocated general and administrative expenses							(49)

Unallocated financial expenses							(105)
Financial income							28

Changes in fair value of financial instruments measured at FVTPL							(50)
Loss before income taxes							(588)
Income taxes							9

Profit from continuing operations							(579)
Profit from discontinued operation							95

Loss for the year							(484)

*  As we lost control over InSightec in 2012, revenues were classified to discontinued operations.